SIERRA PACIFIC RESOURCES
P.O. Box 30150
6100 Neil Road
Reno, Nevada  89520-3150

February 5, 2007

Mr. Jim Allegretto
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Sierra Pacific Resources Response to Letter dated December 27, 2006 regarding: Sierra Pacific Resources, Nevada Power Company, Sierra Pacific Power Company, Forms 10-K for the Year Ended December 31, 2005, filed March 6, 2006 and Forms 10-Q for the Fiscal Quarters Ended March 31, 2006, June 30, 2006, and September 30, 2006

Dear Mr. Allegretto:

Attached please find additional information in support of the Company’s position related to Question #2 of the SEC letter dated December 27, 2006 pertaining to income statement presentation of preferred dividends. We have attached our analysis of materiality under SAB 99. In consultation with our independent auditors, Deloitte & Touche, we have concluded that restatement of prior years is not necessary. In accordance with SAB 99, we do not believe that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the change in classification.

We appreciate your consideration of the company’s position and are available to discuss further if you feel it would be beneficial to resolving this issue.

Sincerely,

John Brown
Controller

CC: Sarah Goldberg